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PROSPECTUS SUPPLEMENT To Prospectus dated March 18, 2004	Filed Pursuant to Rule 424(b)(5) Registration No. 333-113077

MIDWAY GAMES INC.

11,350,000 Shares of Common Stock

        We are offering directly to investors 11,350,000 shares of our common stock.

        You should read this prospectus supplement and our prospectus dated March 18, 2004 carefully before you invest in shares of our common stock.

        Our common stock is listed on the New York Stock Exchange under the trading symbol "MWY." On April 12, 2004, the last reported sale price of our common stock on the NYSE was $8.14 per share.

        Investing in our securities involves risks. See "Risk Factors" on page 2 below.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share of Common Stock	Total
Public offering price	$7.25	$82,287,500
Placement fee	$0.32625	$3,702,938
Proceeds, before expenses, to us	$6.92375	$78,584,562

        We have engaged Banc of America Securities LLC as our exclusive placement agent to use its best efforts to solicit offers to purchase our common stock in this offering. We expect that delivery of the shares of common stock being offered under this prospectus supplement will be made to investors on or about April 14, 2004. The shares of common stock will be delivered only in book-entry form through The Depository Trust Company, New York, New York.

Banc of America Securities LLC

As Placement Agent

The date of this prospectus supplement is April 12, 2004.

Risk Factors

        Investing in our securities involves risks. The most significant factors that make an investment in our securities risky or speculative are discussed under the captions "Item 1. Business—Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in our most recent Annual Report on Form 10-K and in the later reports and other documents that are incorporated by reference in this prospectus supplement. These factors, and others that are not presently known to us, may cause our operating results to vary from anticipated results or may materially and adversely affect our business and financial condition. If any of the unfavorable events or circumstances described in the risk factors actually occur, our business may suffer, the trading price of our common stock and other securities could decline, and you could lose all or part of your investment.

Forward-Looking Statements

        Some of the information in this prospectus supplement and the accompanying prospectus contains "forward-looking statements" within the meaning of the federal securities laws. These statements may be found throughout this prospectus supplement, the accompanying prospectus, particularly under the headings, "Risk Factors" and "Use of Proceeds," among others, as well as in the information incorporated by reference in this prospectus supplement. These statements describe our plans, strategies and goals and our beliefs concerning future business conditions and our business outlook based on currently available information. Forward-looking statements typically are identified by use of terms describing future events and terms such as "may," "will," "should," "expect," "anticipate," "plan," "strategy," "seek," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. The forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties. You should consider carefully the discussion of risks and uncertainties incorporated by reference as described under the heading "Risk Factors" above and in other sections of this prospectus supplement, which identify factors that could cause events or our actual results to differ from the expectations expressed in the forward-looking statements. We make no commitment to update the forward-looking statements included in this prospectus supplement, except as required by law.

Use of Proceeds

        We expect the net proceeds from the sale of the shares of common stock being offered by this prospectus supplement will be approximately $78.4 million after deducting the placement fee and our estimated offering expenses. We intend to use the net proceeds for general corporate purposes, including for working capital, financing capital expenditures, research and development, marketing and distribution efforts and, if opportunities arise, for acquisitions or strategic alliances. We currently have no plans, and are not in negotiations, relating to acquisitions, investments or strategic alliances to be financed through proceeds from the sale of securities under this prospectus supplement. In addition, our credit agreement with Wells Fargo Foothill, Inc. does not permit us to make acquisitions for cash. Pending our use of the net proceeds, we may invest the net proceeds in interest-bearing securities. Our board of directors will have broad discretion in determining how the net proceeds will be used.

Description of Common Stock Being Offered

        Please read the information discussed under the heading "Description of Capital Stock" beginning on page 4 of the accompanying prospectus dated March 18, 2004. On April 8, 2004, 56.8 million shares of our common stock were outstanding (not including 2.9 million treasury shares), and 3,679 shares of Series D Convertible Preferred Stock were outstanding. The holders of our Series D preferred stock have the right to purchase an additional 1,071 shares of Series D preferred stock. If all 4,750 shares of Series D preferred stock were outstanding and were immediately converted, the number of shares of

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our common stock that would be issued is 12.7 million, assuming that no adjustments are triggered. In addition, we may elect to issue shares of common stock in payment of quarterly dividends on the Series D preferred stock. On April 8, 2004, we also had 16.0 million shares reserved for issuance under outstanding stock options and compensation plans and 2.9 million shares issuable under outstanding warrants.

        Upon the completion of this offering, if all of the shares included in this offering are sold, 68.2 million shares of our common stock will be outstanding, not including 2.9 million treasury shares.

        On May 22, 2001 we issued 1,050,000 common stock purchase warrants that have an exercise price of $9.33 and expire on May 22, 2004. The exercise price of, and number of shares of common stock issuable upon exercise of, the warrants is subject to adjustment under various circumstances that are described in the accompanying prospectus under the heading "Description of Warrants to Purchase Common Stock or Preferred Stock." These circumstances include the issuance of any shares of our common stock for consideration less than the exercise price of the warrants, subject to several exceptions described in the accompanying prospectus. The holders of these warrants have waived their right to receive any adjustment to these warrants that might be required as a result of the issuance of our securities in connection with this offering or as consideration for mergers or acquisitions. There will therefore be no adjustment of our other warrants upon completion of this offering.

Dilution

        The net tangible book value of our common stock as of December 31, 2003 was approximately $14,429,000, or approximately $0.26 per share. Net tangible book value per share represents the amount of our total assets, excluding goodwill, less liabilities and the carrying amount of our Series D preferred stock, divided by the total number of shares of our common stock outstanding.

        Dilution per share to new investors represents the difference between the amount per share paid by purchasers for our common stock in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering.

        Following our expected sale of 11,350,000 shares of common stock in this offering at an aggregate offering price of $82,287,500, and after deducting the placement agent's fee and our estimated offering expenses, our pro forma net tangible book value as of December 31, 2003 would have been approximately $92,814,000 or approximately $1.38 per share. This represents an immediate increase of approximately $1.12 per share to the existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $5.87 per share to purchasers of our common stock in this offering.

        This dilution calculation does not include shares issuable upon exercise of outstanding options or warrants or conversion of outstanding preferred stock.

Plan of Distribution

        We have engaged Banc of America Securities LLC as our exclusive placement agent to use its best efforts to solicit offers to purchase our common stock in this offering. Banc of America Securities is not obligated to, and has advised us that it will not, purchase any shares of our common stock for its own account. We will enter into purchase agreements directly with the investors in connection with this offering. Assuming that all of the purchase agreements are executed by the investors as currently contemplated and subject to the terms and conditions of the purchase agreements, the investors will agree to purchase, and we will agree to sell, an aggregate of 11,350,000 shares of our common stock, as provided on the cover of this prospectus supplement.

        The shares of common stock sold in this offering will be listed on the New York Stock Exchange, subject to notice of issuance. We expect that the shares of common stock will be delivered only in

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book-entry form through The Depository Trust Company, New York, New York on or about April 14, 2004.

        It is possible that not all of the shares of our common stock offered pursuant to this prospectus supplement will be sold at the closing, in which case our net proceeds would be reduced. We expect that the sale of the shares will be completed on April 14, 2004.

        The compensation of Banc of America Securities LLC for acting as placement agent for this offering will consist of the placement fee and reimbursement of expenses described below. The following table sets forth the placement fee to be paid to Banc of America Securities for this offering, which will equal 4.5% of $82,287,500 of total offering proceeds from the sale of shares of our common stock.

	Per Share of Common Stock	Total
Placement Fee	$0.32625	$3,702,938

        We have also agreed to reimburse Banc of America Securities for up to $75,000 of reasonable out-of-pocket expenses incurred by it in connection with this offering. We will also pay the reasonable expenses of one counsel acting on behalf of the investors.

        The expenses directly related to this offering, not including the placement fee, are estimated to be approximately $200,000 and will be paid by us. Expenses of the offering, exclusive of the placement fee, include the reimbursable expenses of Banc of America Securities, our legal and accounting fees, transfer agent fees, New York Stock Exchange listing fees and miscellaneous fees. We have agreed to indemnify Banc of America Securities and its controlling persons from and against, and to make contributions for payments made by such person with respect to, certain liabilities, including liabilities arising under the Securities Act. Banc of America Securities may be deemed an "underwriter" within the meaning of the Securities Act.

        We have agreed to lock-up provisions regarding future sales of our capital stock for a period of 90 days after this offering, as described in our agreement with the placement agent.

        In connection with this offering, the placement agent may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The placement agent is not required to engage in these activities and, if commenced, may end any of these activities at any time. The placement agent may distribute prospectuses electronically.

Legal Matters

        The validity of the issuance of the securities offered by this prospectus supplement will be passed upon by our counsel, Shack Siegel Katz & Flaherty P.C., New York, New York. As of April 9, 2004, shareholders of Shack Siegel Katz & Flaherty P.C. held a total of 1,000 shares of common stock and options to purchase 85,000 shares of our common stock. Certain legal matters relating to this offering will be passed upon by Wilson Sonsini Goodrich & Rosati, San Francisco, California, counsel for the placement agent.

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MIDWAY GAMES INC.

11,350,000 Shares of Common Stock

Prospectus

April 12, 2004

        You should rely only on the information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell nor are they seeking an offer to buy the securities referred to in this prospectus supplement or the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are correct only as of the date shown on the cover page of these documents, regardless of the time of the delivery of these documents or any sale of the securities referred to in this prospectus supplement and the accompanying prospectus.

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Risk Factors
Forward-Looking Statements
Use of Proceeds
Description of Common Stock Being Offered
Dilution
Plan of Distribution
Legal Matters